04035641

PROKOM SOFTWARE SA

FAX

RECEIVED JUL 20 A 8:59 OFFICE OF INTERNATIONAL CORPORATE FINANCE

to: **Division of Corporate Finance File No. 82-4700** **Securities and Exchange Commission, Washington, DC, USA** **+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 30 Jun 2004 pages: 2

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 49.1.5 and 7 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **RESOLUTIONS PASSED BY THE ANNUAL SHAREHOLDERS' MEETING (30 June, 2004)**

The Management Board of Prokom Software S.A. presents the contents of resolutions passed by the Annual Shareholders' Meeting on June 30th 2004.

RESOLUTION
The Annual Shareholders' Meeting approves, after consideration the Management Board Report of the company's operations in 2003.

RESOLUTION
The Annual Shareholders' Meeting approves the financial statement of Prokom Software SA for the financial year 2003. The approval is granted after prior consideration of the financial statement containing the balance sheet, statement of operations, statement of changes in shareholders' equity, statement of cash flows and the additional information for the year 2003, according to which the balance sheet total amounts to PLN 1,310,860 thousand (one billion three hundred ten million eight hundred and sixty thousand zloty), the Company's net income amounts to PLN 4,194,944.10 (four million one hundred ninety four thousand nine hundred and forty four zloty 10/100), the increase of the amount of shareholders' equity amounted to PLN 42,504 thousand (forty two million five hundred four thousand zloty), and the decrease of the net amount of financial resources amounted to PLN 12,105 thousand (twelve million one hundred five thousand zloty) and after reviewing the additional information and the Report of the Auditor of Ernst & Young Audit Sp. z o.o. regarding the audit of the financial statement and the Management Board report on the operations of the Company for the financial year 2003.

RESOLUTION
The Annual Shareholders' Meeting approves the consolidated financial statement of the Capital Group Prokom Software SA for the financial year 2003. The approval is granted after consideration of the consolidated financial statement containing the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of cash flows, statement of changes in consolidated shareholders' equity and the additional information to the consolidated financial statement for the financial year of 2003, according to which the consolidated balance sheet total amounts to PLN 1,633,122 thousand (one billion six hundred thirty three million one hundred twenty two thousand zloty), the consolidated net income of the Group amounts to PLN 106,214 thousand(one hundred six million two hundred fourteen thousand zloty), the consolidated statement of cash flows indicates the decrease of the net amount of financial resources of PLN 45,253 thousand (forty five million two hundred fifty three thousand zloty), and the consolidated statement of changes in shareholders' equity indicates the increase of the amount of shareholders' equity of PLN 137,124 thousand (one hundred thirty seven million one hundred twenty four thousand zloty)during the period of one year and after reviewing the additional information and the Report of the Auditor of Ernst & Young Audit Sp. z o.o. regarding the audit of the consolidated financial statement and the Management Board report on the operations of the Capital Group Prokom Software SA for the financial year 2003.

RESOLUTION
The Annual Shareholders' Meeting approves the performance of duties by Mr. Ryszard Krauze, acting as the President of the Management Board of Prokom Software SA during the financial year 2003.

RESOLUTION
The Annual Shareholders' Meeting approves the performance of duties by Mr. Krzysztof Wilski, acting as the Vice-President of the Management Board of Prokom Software SA during the financial year 2003.

RESOLUTION
The Annual Shareholders' Meeting approves the performance of duties by Mr. Tadeusz Dyrga, acting as the Vice-President of the Management Board of Prokom Software SA during the financial year 2003.

dlw 7/20

RESOLUTION

The Annual Shareholders' Meeting approves the performance of duties by Mr. Piotr Mondalski, acting as the Vice-President of the Management Board of Prokom Software SA during the financial year 2003.

RESOLUTION

The Annual Shareholders' Meeting approves the performance of duties by Mr. Miroslaw Szturmowicz, acting as the Vice-President of the Management Board of Prokom Software SA during the financial year 2003, performed till May 31st 2003.

RESOLUTION

The Annual Shareholders' Meeting approves the performance of duties by Mr. Jaroslaw Chudziak, acting as the Vice-President of the Management Board of Prokom Software SA during the financial year 2003, performed from June 4th 2003.

RESOLUTION

The Annual Shareholders' Meeting approves the performance of duties by Mr. Marek Mondalski, acting as the Member of the Management Board of Prokom Software SA during the financial year 2003.

RESOLUTION

The Annual Shareholders' Meeting approves the performance of duties by Mr. Jacek Duch, acting as the Member of the Management Board of Prokom Software SA during the financial year 2003.

RESOLUTION

The Annual Shareholders' Meeting approves the performance of duties by Mr. Krzysztof Kardaś, acting as the Member of the Management Board of Prokom Software SA during the financial year 2003.

RESOLUTION

The Annual Shareholders' Meeting approves the performance of duties by Mrs. Beata Stelmach, acting as the Member of the Management Board of Prokom Software SA during the financial year 2003.

RESOLUTION

The Annual Shareholders' Meeting approves the performance of duties by Mr. Maciej Wantke, acting as the Member of the Management Board of Prokom Software SA during the financial year 2003.

RESOLUTION

The Annual Shareholders' Meeting approves the performance of duties by Mr. Tadeusz Kij, acting as the Member of the Management Board of Prokom Software SA during the financial year 2003.

RESOLUTION

The Annual Shareholders' Meeting approves the performance of duties by Mr. Bogdan Bartkowski, acting as the Member of the Management Board of Prokom Software SA during the financial year 2003, performed till January 3rd 2003.

RESOLUTION

The Annual Shareholders' Meeting approves the performance of duties by Mr. Dariusz Górka, acting as the Member of the Management Board of Prokom Software SA during the financial year 2003, performed from April 8th 2003.

RESOLUTION

The Annual Shareholders' Meeting approves the performance of duties by Mrs. Irena Krauze, acting as the Chairman of the Supervisory Board of the 4th term of office of Prokom Software SA during the financial year 2003.

RESOLUTION

The Annual Shareholders' Meeting approves the performance of duties by Mr. Leszek Starosta, acting as the Member of the Supervisory Board of the 4th term of office of Prokom Software SA during the financial year 2003.

RESOLUTION

The Annual Shareholders' Meeting approves the performance of duties by Mr. Andrzej Karnabal, acting as the Member of the Supervisory Board of the 4th term of office of Prokom Software SA during the financial year 2003.

RESOLUTION

The Annual Shareholders' Meeting approves the performance of duties by Mr. Marek Modecki, acting as the Member of the Supervisory Board of the 4th term of office of Prokom Software SA during the financial year 2003.

RESOLUTION

The Annual Shareholders' Meeting decides to transfer, in full, the net profit for the financial year 2003, amounting to PLN 4,194,944.10 (four million one hundred ninety four thousand nine hundred and forty four zloty 10/100) to the reserve capital, after reviewing the Supervisory Board evaluation regarding the Management Board proposal on the appropriation of the profit generated in the financial year 2003.

30 June 2004 Krzysztof Wilski
Vice-President of the Management Board